Filed by Pontotoc Production, Inc.
                                           Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12(b)
                                              and Rule 14d-9(a) under the
                                          Securities Exchange Act of 1934
                              Subject Company:  Pontotoc Production, Inc.
                                              Commission File No. 0-21313

        Press release issued by Pontotoc Production, Inc. June 8, 2001


  Contact:   Robby Robson, President of Pontotoc Production, Inc.
             580-436-6100

  Pontotoc Production, Inc. Agrees to Extend Date to be Acquired by Ascent Energy Inc.


  Ada, Oklahoma   Pontotoc Production, Inc. (NASDAQ: PNTU), an Oklahoma
  based exploration and production company, announced today that its definitive agreement and plan of merger to be acquired by privately held Ascent Energy Inc. has been amended to extend the date by which the offer made by Ascent to acquire Pontotoc must be consummated from May 31, 2001, to July 31, 2001. Under the terms of the agreement, Ascent Energy will pay consideration of $11.50 per share, consisting of $9.00 net in cash and Ascent Energy convertible preferred stock having a liquidation value of $2.50 per share. The Ascent Energy stock will be convertible into 10% of the outstanding common stock of Ascent Energy on a fully-diluted basis. Ascent Energy will acquire any remaining Pontotoc stock in a merger in which each remaining share of Pontotoc common stock will be converted into the same consideration being paid for shares tendered in the exchange offer. The offer is expected to commence by mid-to-late June. Completion of this transaction is expected by mid-to-late July.

  This press release contains certain forward-looking statements within the meaning of safe harbor provisions of the federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Pontotoc's ability to control or estimate precisely, such as future market conditions, the actions of governmental regulators and the behavior of other market participants. Readers are cautioned not to place undue reliance upon any of these forward-looking statements, which speak only as of the date of this press release. Pontotoc disclaims any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Ascent Energy or Pontotoc. The offer by Ascent Energy described in this announcement has not yet commenced. Ascent Energy has filed a registration statement, and plans to file an exchange offer statement (including an offer to exchange a related letter of transmittal and other offer documents), and Pontotoc plans to file a solicitation/recommendation statement with the Securities and Exchange Commission. These documents contain and will contain important information, which should be read carefully before any decision is made with respect to the offer. The registration statement, the exchange offer (including the offer to exchange, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) and the Pontotoc solicitation/recommendation statement are or will be available at no charge at the Commission's website at www.sec.gov. You may also obtain for free each of these documents (when available) from Pontotoc by directing your request to Robby Robson at Robby@PontotocProduction.com or by fax (580) 332-6486, or from Ascent Energy by directing your request to Jeffrey Clarke by fax
  (972) 542-7107.

  Contact:  Robby Robson, President of Pontotoc Production, Inc.
            580-436-6100